SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 2, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of Media Release that appears immediately following this page.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 2 October 2008
Media release
UBS holds EGM: key messages from Chairman
Zurich/Basel, 2 October 2008 — At the Extraordinary General Meeting in Basel today, UBS Chairman Peter Kurer will give a speech highlighting the following key messages:
•	Despite recent extremely volatile market conditions, UBS currently expects to report a small profit for the third quarter, based on preliminary estimates. The bank also substantially reduced its US commercial and residential mortgage-related positions, mainly through disposals.

•	Following the AGM in April 2008, the Board of Directors completed its governance work. Clear role profiles and expectations have been defined for all Board members and Board Committees. The changes have established a model of clarity and accountability in the governance of UBS.

•	UBS completed its strategy review, created three autonomous business divisions and vested them with increased operational authority and accountability. On this basis, UBS has also started a change program to reposition the bank for the future.

•	UBS also developed a remediation plan to address the lessons learned from the credit crisis. Substantial progress has been made in the meantime. Personnel changes have been made in key positions; how UBS determines and allocates risk capacity is being adjusted; the risk function has been reconfigured; and significant refinements have been made to the way the bank measures and evaluates risk.

•	2009 will be an overall profitable year. UBS, at all times, wants to maintain a strong capital base, adequate liquidity and a reduced, solid balance sheet.
UBS will publish full details of its finalized results as planned on November 4, 2008.
UBS

Media Relations 2 October 2008 Page 2 of 2
UBS is one of the world’s leading financial firms, serving a discerning international client base. UBS is a leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 37% of its employees working in the Americas, 34% in Switzerland, 16% in the rest of Europe and 13% in Asia Pacific. UBS employs around 80,000 people around the world. Its shares are listed on the SIX Swiss Stock Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).
Cautionary Statement Regarding Forward-Looking Statements
This release contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the risks arising from the current market crisis and other risks specific to UBS’s business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent UBS’s judgments and expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the extent and nature of future developments in the United States mortgage market and in other market segments that have been or may be affected by the current market crisis and developments affecting the availability of funding to us and other financial institutions; (2) other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (3) changes in internal risk control and limitations in the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modelling, and of financial models generally; (4) the degree to which UBS is successful in implementing its remediation plans and strategic and organizational changes, and whether those plan and changes will have the effects anticipated; (5) developments relating to UBS’s access to capital and funding, including any changes in UBS’s credit spreads and ratings; (6) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate; (7) management changes and changes to the structure of UBS’s Business Groups; (8) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (9) legislative, governmental and regulatory developments, including the possible imposition of more stringent capital requirements and of direct or indirect regulatory constraints on UBS’s activities; (10) the possible consequences of ongoing governmental investigations of certain of UBS’s past business activities; (11) competitive pressures; (12) technological developments; and (13) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; 333-132747-01 to -10; and 333-150143) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

October 2, 2008